Filed Pursuant to Rule 424(b)(5)
Registration No. 333-267971

PROSPECTUS SUPPLEMENT

(to Prospectus Supplements Dated May 16, 2024, May 23, 2024, and May 30, 2024 to

Prospectus Dated November 7, 2022)

Ascent Solar Technologies, Inc.

Up to $758,818

Common Stock

This prospectus supplement (this “Supplement”) amends, modifies, supersedes and supplements certain information contained in, and should be read in conjunction with, our prospectus supplements, dated May 16, 2024, May 23, 2024, and May 30, 2024 (collectively, the “Prospectus Supplement”), and the accompanying base prospectus, dated November 7, 2022 (the “Base Prospectus” and, collectively with the Prospectus Supplement, the “Prospectus”) filed as part of our registration statement on Form S-3 (File No. 333-267971) (the “Registration Statement”), relating to the offering, issuance and sale by us of our common stock, par value $0.0001 per share (“common stock”), from time to time that may be issued and sold under the At The Market Offering Agreement (the “Sales Agreement”), dated May 16, 2024, by and between us and H.C. Wainwright & Co., LLC (“Wainwright”). This Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are filing this Supplement to amend the Prospectus Supplement to update the maximum amount of shares we are eligible to sell under the Registration Statement pursuant to General Instruction I.B.6 of Form S-3. We are increasing the amount of shares of common stock we may offer and sell under the Sales Agreement to an aggregate offering price of up to $758,818 from time to time through Wainwright, which does not include the shares of common stock having an aggregate gross sales price of approximately $11,883,824.54 that were sold pursuant to the Prospectus and in accordance with the Sales Agreement to date. In the event that we may sell additional amounts under the Sales Agreement and in accordance with General Instruction I.B.6 of Form S-3, we will file another prospectus supplement prior to making such additional sales.

As of August 20, 2025, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $9,859,423.68 based on a total number of 3,047,658 shares of common stock outstanding, of which 3,043,032 shares of common stock were held by non-affiliates, at a price of $3.24 per share, the closing sale price of our common stock on June 27, 2025, which is the highest closing price of our common stock on Nasdaq within the prior 60 days. During the prior 12-calendar-month period that ends on, and includes, the date of this Supplement, we have sold $2,527,656.10 of shares of common stock pursuant to General Instruction IB.6 of Form S-3. Accordingly, based on the foregoing, we are currently eligible under General Instruction I.B.6 of Form S-3 to offer and sell shares of our common stock having an aggregate offering price of up to approximately $758,818. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Our common stock is listed on the Nasdaq Capital Market under the symbol “ASTI”. On August 19, 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.35 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties under the heading “Risk Factors” on page 4 of the Base Prospectus dated November 7, 2022, on page S-7 of the prospectus supplement filed on May 30, 2024, and the other documents that are incorporated by reference to this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is August 20, 2025